M

SO 3/4/03

03012064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 24 2003 181 SECTION D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Classic Financial Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15745 Roller Coaster Road
(No. and Street)

Colorado Springs	CO	80921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence Klein (719) 488-9266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald R. Hendricks & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West 120th Avenye	Suite 304	Westminster, CO	80234
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Financial Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON COSGROVE NOTARY PUBLIC STATE OF COLORADO

Florence Klein
Signature

President
Title

Sharon Cosgrove
Notary Public

MY COMMISSION EXPIRES 03/24/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerald R. Hendricks & Company, P.C.
Certified Public Accounting and Consulting

One Park Centre
1333 West 120th Avenue
Suite 304
Westminster, Colorado 80234
Phone 303.252.4700
Fax 303.252.8731

Independent Auditor's Report

To the Board of Directors
American Classic Financial Company

I have audited the accompanying statement of financial condition of American Classic Financial Company as of December 31, 2002, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Financial Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerald R. Hendricks & Company, P.C.

Westminster, Colorado
February 5, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average burden hours per response . . . 12.0

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [XX] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: American Classic Financial Company [13]

SEC FILE NO.: 8-40283 [1

FIRM I.D. NO.: 24099 [1

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

15745 Roller Coaster Road [20]
(No. and Street)

Colorado Springs [21] CO [22] 80921 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): January 1, 2002 [2

AND ENDING (MM/DD/YY): December 31, 2002 [2

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Florence R. Klein [30]

(Area Code)—Telephone No.: (719)488-9266 [3

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		3
	34		3
	36		3
	38		3

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [XX] [4

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX] [4

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of February 2003

Manual signatures of:

1) Florence R. Klein
Principal Executive Officer or Managing Partner

2) Florence R. Klein
Principal Financial Officer or Partner

3) Florence R. Klein
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gerald R. Hendricks & Company, P.C. [70]

ADDRESS

1333 West 120th Avenue [71]	Westminster [72]	CO [73]	80234 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2002 [99]
SEC FILE NO. 8-40283 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 10,266	200			$ 10,266	750
2. Receivables from brokers or dealers:						
A. Clearance account	10,000	295				
B. Other	1,108	300	$	550	11,108	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	43,599	424			43,599	
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 64,973	540	$ 3,300	740	$ 68,273	940

OMIT PENNIES

(Continued)

BROKER OR DEALER American Classic Financial Company as of 12/31/2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	1,764 [1115]	[1305]	1,764 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of.... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,764 [1230]	$ [1450]	$ 1,764 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock (1)		680 [1791]
B. Common stock (2)		5,000 [1792]
C. Additional paid-in capital		67,004 [1793]
D. Retained earnings		(5,175) [1794]
E. Total		67,509 [1795]
F. Less capital stock in treasury 48,000 shares at cost		(1,000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 66,509 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 68,273 [1810]

OMIT PENNIES

(1) $.01 par value, 100,000 shares authorized, 65,500 shares issued and outstanding

(2) $.01 par value, 500,000 shares authorized, issued and outstanding

See notes to financial statements.

PART IIA

BROKER OR DEALER American Classic Financial Company as of 12/31/2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 66,509	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			66,509	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				352
5. Total capital and allowable subordinated liabilities			$ 66,509	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 3,300	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(3,300)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 63,209	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	6,540	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(6,540)	3740
10. Net Capital			$ 56,669	3750

OMIT PENNIES

See notes to financial statements.

PART IIA

BROKER OR DEALER American Classic Financial Company as of 12/31/2002

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	117	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	51,669	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	56,492	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,764	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	1,764	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	3%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

PART IIA

BROKER OR DEALER American Classic Financial Company

For the period (MMDDYY) from 01-01-2002 [3932] to 12/31/2002 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	33,002	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(9,028)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		17,101	3995
9. Total revenue	$	41,076	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	500	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		276	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,329	4195
15. Other expenses		13,778	4100
16. Total expenses	$	16,883	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	24,193	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
22. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	24,193	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	8,900	4211

See notes to financial statements.

PART IIA

BROKER OR DEALER American Classic Financial Company

For the period (MMDDYY) from 01-01-2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 42,316	4240
A. Net income (loss)			24,193	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 66,509	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ None	4330

OMIT PENNIES

See notes to financial statements.

PART IIA

BROKER OR DEALER American Classic Financial Company as of 12/31/2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm (A) 4335	X	4570
D. (k) (3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ None 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

(A) FISERV Correspondent Services

AMERICAN CLASSIC FINANCIAL COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 24,193
Adjustments to reconcile net loss to net cash provided by operating activities:	
Other receivables	(803)
Securities owned, net	(21,684)
Net payable to broker-dealer and clearing organization	(7,599)
Total adjustments	(30,086)
Net cash used in operating activities	(5,893)
Cash flows from financing activities:	
Payment on loan	(11,074)
Net cash used in financing activities	(11,074)
Net decrease in cash	(16,967)
Cash at beginning of year	27,233
Cash at end of year	$ 10,266
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 277

See notes to financial statements.

1. Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Pennsylvania. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

Security Transactions

The Company utilizes a clearing broker on a fully disclosed basis. The Company does not hold customer funds or securities. The agreement with the clearing broker expires in 2002. Proprietary securities transactions and any profit or loss arising from these transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at market value. Commission income and expenses are recorded on a trade date basis. Other investment fees are recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS

1: Description of Business and Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2002, the Company did not have any components of comprehensive income to report.

2. Securities Owned

Marketable securities owned consist of trading and investment securities as follows:

Fixed government bond	$ 35,364
Corporate stocks	3,770
Share of registered investment companies	3,565
Warrants in national exchange	3,300
Corporate bonds	900
	$ 46,899

3. Income Taxes

Net operating loss carryforwards at December 31, 2002, were approximately $38,000 and expire as follows:

2011	$ 11,700
2018	2,200
2020	23,900
	$ 37,800

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had capital of $56,669, which was $51,669 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.

Gerald R. Hendricks & Company, P.C.
Certified Public Accounting and Consulting

One Park Centre
1333 West 120th Avenue
Suite 304
Westminster, Colorado 80234
Phone 303.252.4700
Fax 303.252.8731

To the Board of Directors
American Classic Financial Company

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Financial Company for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of American Classic Financial Company for the year ended December 31, 2002, and this report does not affect my report thereon dated February 5, 2003.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The president (and majority shareholder) of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed me that she reviews all transactions and books of original entry.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 5, 2003